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                                                             EXHIBIT 99(a)(5)(v)



[SIMON PROPERTY GROUP LOGO]                                     [WESTFIELD LOGO]




VIA FACSIMILE AND OVERNIGHT COURIER

February 27, 2003

Dear Independent Members of the TCO Board of Directors:

     Simon Property Group, Inc. and Westfield America, Inc. have offered to purchase all common shares of Taubman Centers, Inc. for $20.00 per share in cash. As you know, approximately 85% of TCO common shares were tendered into our offer, an overwhelming shareholder mandate.

     The TCO Board has stated that the SPG/Westfield offer cannot be successful because the Taubman family is opposed to the offer. We believe that the TCO Board has a duty to act independently and take all necessary steps to remove the impediments to our $20.00 cash per share offer. The TCO Board should be proactive and seek to resolve any conflicting objectives and interests of the Taubman family and the TCO common shareholders.

     As holders of units in the Taubman Operating Partnership, the Taubman family has financial interests that differ significantly from those of the TCO common shareholders. SPG and Westfield have repeatedly indicated a willingness to negotiate with the TCO Board and the Taubman family specific solutions that would address the Taubman family's unique tax and economic situation.

     SPG and Westfield continue to be willing to discuss solutions to the conflicting interests of TCO common shareholders and the Taubman Operating Partnership unitholders, so long as the TCO common shareholders receive $20.00 cash per share. Solutions to be discussed could take several forms, including unitholders retaining their interests in the Taubman Operating Partnership, or exchanging Taubman Operating Partnership units for units in the partnerships of either SPG and/or Westfield. Alternatively, we can discuss a structure that would give Taubman unitholders, including the Taubman family, ownership and management of shopping center assets under the Taubman name proportionate to their economic interests in the Taubman Operating Partnership based on a value of $20.00 per Operating Partnership unit. To safeguard the integrity of the process, any agreed upon solution should be approved by TCO's common shareholders.

     Contrary to the assertions in TCO's press releases, there is a path to completing our offer. The most appropriate path is through you, the independent directors of TCO, who are fiduciaries and guardians of the interests of the public shareholders. We urge the TCO Board to take a more active and independent role and accept our invitation to discuss the solutions referred above and the facilitation of our $20.00 all cash offer.

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     While we remain committed to discussions, we are also determined to take steps to amend the excess share provision in TCO's charter which is the primary impediment to the successful completion of our offer. Accordingly, we intend to propose, at the upcoming annual meeting of TCO, that the excess share provision in the TCO charter be amended to allow SPG and Westfield to purchase the TCO common shares tendered into the offer.


Very truly yours,

/s/ David Simon                                /s/ Peter Lowy
    --------------------                          --------------------
    David Simon                                   Peter Lowy




cc:  Lisa A. Payne
     Robert S. Taubman
     William S. Taubman